EVEREST FUNDS

5805 S. 86th Circle

Omaha, Nebraska  68127

** Via EDGAR**

February 12, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Form RW – Request for Withdrawal

Filer: Everest Funds

CIK: 0001121787

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Everest Funds hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the following filing.  This filing was intended to be a post-effective amendment to the registrant’s existing registration statement, but was inadvertently submitted on EDGAR form type N-1A rather than 485APOS.  The registrant intends to resubmit this post-effective amendment under the correct form type 485APOS.  No securities were sold in connection with this filing.

Date of Filing:

January 30, 2004

SEC File No.:

333-112349

Form Type:

N-1A

Accession No.

0001162044-04-000027

Thank you for your attention to this matter.  If you have any questions regarding this filing, please feel free to contact the undersigned at (402) 593-4513 or our counsel, John Baker of Stradley Ronon Stevens & Young, LLP, at (202) 419-8413.

Very truly yours,

/s/  Douglas Larson

Douglas Larson

Secretary